EXHIBIT A

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to common shares of Osisko Gold Group Inc., a British Columbia corporation, and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings.

In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement as of October 30, 2026.

[Signature Page follows]

LIBRA ADVISORS, LLC

By: /s/ Ranjan Tandon
Name: Ranjan Tandon
Title: Managing Member

LIBRA FUND, L.P.

By: Ranjan Tandon. LLC, its General Partner

By: /s/ Ranjan Tandon
Name: Ranjan Tandon
Title: Managing Member

KRISHNAMURTHY TANDON FOUNDATION INC.

/s/ Ranjan Tandon
Name: Ranjan Tandon
Title: Director

RANJAN TANDON, LLC

/s/ Ranjan Tandon
Name: Ranjan Tandon
Title: Managing Member

JKL 1990 TRUST

/s/ Ranjan Tandon
Name: Ranjan Tandon
Title: Sole Trustee

/s/ Ranjan Tandon
Ranjan Tandon, in his individual capacity

[Signature page to Libra Joint Filing Agreement]